UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment No. 9

(Name of Issuer)
	ADE CORP-MASS

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	00089C107

Rule 13d-1(b)

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	2,618,847
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	2,618,847

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,618,847

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	18.2%

TYPE OF REPORTING PERSON
IA


NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	54,900
SHARED VOTING POWER 	2,621,847
SOLE DISPOSITIVE POWER 	54,900
SHARED DISPOSITIVE POWER 	2,621,847

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,676,747

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	18.6%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER 	2,618,847
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	2,618,847

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,618,847

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	18.2%



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	ADE CORP-MASS
(b)Address of Issuer: 	80 Wilson Way, Westwood, MA  02090

Item 2.
(a)Name of Person Filing:  See Exhibit 1
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	00089C107

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2


                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Private Capital Management, L.P.
     2)  Bruce S. Sherman
     3)  Gregg J. Powers

(c)Citizenship
     1)  Delaware
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned*
     1) 	2,618,847
     2) 	2,676,747
     3) 	2,618,847

(b) Percent of Class
     1) 	18.6%
     2) 	18.6%
     3) 	18.2%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	54,900
         3)  	0

   (ii)  shared power to vote or to direct the vote
         1) 	2,618,847
         2)  	2,621,847
         3)  	2,618,847

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	54,900
         3)  	0

   (iv)  shared power to dispose or to direct the disposition of
         1)  	2,618,847
         2)  	2,621,847
         3)  	2,618,847


* Bruce S. Sherman is CEO of Private Capital Management (PCM) and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive power with respect to shares held by PCM's clients and managed by PCM. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

** Bruce S. Sherman and Gregg J. Powers as, respectively, the CEO and President of PCM, exercise shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.



Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006


/s/ Bruce S. Sherman
Bruce S. Sherman
as CEO, PCM
as, individual, as applicable


/s/ Gregg J. Powers
Gregg J. Powers
as President, PCM
as, individual, as applicable